Filed by Tronox Incorporated

Pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Company: Tronox Incorporated (File No: 001-32669)

Tronox Registration Statement Declared Effective;

Shares of New Holding Company Tronox Limited Registered for Issuance

Special Meeting of Stockholders Scheduled for May 30, 2012

Record Date Established at April 30, 2012

OKLAHOMA CITY, May 4, 2012—(PR NEWSWIRE)—Tronox Incorporated (TROX) announced today that the U.S. Securities and Exchange Commission has declared effective the Company’s Registration Statement on Form S-4. The Registration Statement contains the Proxy Statement that will be issued in connection with the shareholder vote relating to the Company’s previously announced agreement with Exxaro Resources Limited to acquire Exxaro’s mineral sands business. Pursuant to the transaction agreement, the acquired mineral sands business will be combined with Tronox’s existing businesses under a new Australian holding Company, Tronox Limited, the shares of which have been registered for issuance and are expected to be listed on the New York Stock Exchange the day after closing.

Tronox also announced that it will hold a special meeting of its stockholders to vote on the adoption of the transaction agreement for the purpose of approving the mergers contemplated by the agreement on May 30, 2012, at 10 a.m. ET, at the Company’s headquarters, 1 Stamford Plaza, Stamford, Connecticut. Assuming shareholder approval of the transaction, following the special meeting we will provide five business days during which current shareholders can elect to receive exchangeable shares. Thereafter we expect to close the transaction and list the shares on the NYSE as soon as possible.

Tronox stockholders of record as of the close of business on April 30, 2012 will be permitted to vote at the meeting. The proxy statement/prospectus included in the Registration Statement will be mailed to Tronox stockholders on or about May 7, 2012 and is also available online at www.sec.gov and at www.tronox.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning.

Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Tronox Incorporated and Tronox Limited caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro Resources Limited (“Exxaro”), including future financial and operating results, Tronox Incorporated’s, Tronox Limited’s or Exxaro’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Tronox Incorporated shareholder approvals; the risk that Tronox Incorporated, Tronox Limited and Exxaro may be unable to obtain governmental and regulatory approvals required for the transaction, or required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could cause the parties to abandon the transaction; the performance of the Tronox and Exxaro Mineral Sands business; the risk that a condition to closing of the transaction may not be satisfied; the ability of the combined company to obtain necessary financing to refinance existing indebtedness or modifying existing financing arrangements, and finance the combined business post-closing and the terms on which such financing or modification may be available; the timing to consummate the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that Tronox Limited will not be able to complete registration of its shares with the SEC and/or the listing thereof on a securities exchange, and the timing therefore; the risks to shareholders associated with becoming shareholders of an Australian-domiciled holding company; the risk that the expected cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the market value of Tronox Incorporated’s products; demand for consumer products for which Tronox Incorporated’s businesses supply raw materials; the financial resources of competitors; the market for debt and/or equity financing; the ability to achieve favorable tax structuring for the benefit of Tronox Limited and its subsidiaries and shareholders; the ability to respond to challenges in international markets; changes in currency exchange rates; political or economic conditions in areas where Tronox Limited and its subsidiaries will operate; the risk of changes in laws and regulations applicable to the business and assets of Tronox Limited and its subsidiaries will operate; trade and regulatory matters; general economic conditions; and other factors and risks identified in the Risk Factors Section of Tronox Incorporated’s Registration Statement on Form S-4, as amended, filed with the U.S. Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement and neither Tronox Incorporated nor Tronox Limited undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact: Michael Smith

Direct: 405-775-5413

E-mail:

Media Contact: Robert Gibney

Direct: 405-775-5413

E-mail: robert.gibney@tronox.com

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro, Tronox Limited and Tronox Incorporated have filed with the SEC a Registration Statement on Form S-4 that includes a definitive proxy statement of Tronox Incorporated that also constitutes a prospectus of Tronox Limited. The Registration Statement was declared effective by the SEC on May 4, 2012. Tronox Incorporated will deliver the definitive proxy statement/prospectus to its stockholders on or about May 7, 2012. Tronox Incorporated urges investors and stockholders to read the definitive proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed transaction, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Tronox Incorporated’s website (www.tronox.com) under the heading “Investor Relations”.